Western Acquisition Ventures Corp.

42 Broadway, 12th Floor

New York, NY 10004

November 1, 2024

Via EDGAR

Morgan Youngwood, Senior Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Jeff Kauten, Staff Attorney

Jan Woo, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	Western Acquisition Ventures Corp.
Amendment No. 4 to Registration Statement on Form S-4 Filed August 12, 2024
File No. 333-269724

Ladies and Gentlemen:

Western Acquisition Ventures Corp. (the “Company”) is writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff ”) dated August 26, 2024 (the “Staff Letter”), related to the above-referenced Amendment No. 4 (“Amendment No. 4”), which was filed on August 12, 2024, to the Company’s Registration Statement on Form S-4 (the “Form S-4”), which was filed on February 13, 2023. In response to the comments in the Staff Letter, the Company has further revised the Form S-4, and the Company filed via EDGAR a fifth amendment to the Form S-4 (“Amendment No. 5”) and now provides this response letter.

The Company has reproduced below in bold italics the Staffs comments in the order in which they were set out in the Staff Letter, numbered correspondingly, and has provided the Company’s response immediately below each comment.

Amendment No. 4 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information Description and Accounting for the Potential Acquisition of SLG, page 44

1.	Please revise to disclose your basis for consolidating SLG as described in your response to prior comment 1. Please provide a detailed analysis of how you concluded that you are the primary beneficiary of SLG and explain whether the consolidation will result in a non- controlling interest in SLG.

Response:

The Company respectfully advises the Staff that the management of Cycurion has performed an analysis of the relationship between Cycurion and SLG. The following are the primary facts and circumstances that Cycurion has considered in its analysis: post merger, Cycurion will own 49% equity interest on SLG, Ed Burns will own the remaining 51% of SLG, but he has pledged all of his voting power and economic benefits derived from ownership to Cycurion. Cycurion will direct Ed Burns to vote as shareholder to elect board members of SLG; Ed will be holding the shares in trust on behalf of Cycurion so that SLG continues to qualify to bid for government contracts in the Illinois area as a domestic entity. These facts indicate that Cycurion is the primary beneficiary of the relationship.

Additional facts to consider: (i) operationally, other than services subcontracted to RCR, Cycurion is the primary subcontractor on all SLG contract with customers; Cycurion renders a large proportion services to SLG's customers, (ii) Cycurion will take over all accounting and finance functions from SLG upon completion of the merger, (iii) Cycurion has been and will continue to provide financing to SLG; SLG was previously under capitalized and needed Cycurion to provide financial resources to allow for SLG to maintain operations. These facts lead to the conclusion that in SLG is a variable interest entity of Cycurion, and a true and fair presentation would require Cycurion to consolidate the accounts of SLG as wholly owned subsidiary, where all benefits and obligations belong to Cycurion.

Basis of Pro Forma Presentation, page 46

2.	We note from your response to prior comment 2 that you provided reconciliations or cross references for some of the Cycurion [Pre-Merger] and Cycurion [Post-Merger] amounts. Please reconcile or cross reference each of the Cycurion [Pre-Merger] amounts presented in your table on the cover page to your consolidated financial statements. Reconcile each of the Cycurion [Post-Merger] amounts in your table on the cover page to your table on page 47 that shows possible sources of dilution and illustrates estimated ownership of common stock in the Combined Company immediately following the consummation of the Business Combination. In this respect, reconcile the Cycurion [Post-Merger] amounts on the cover page to the 12,000,000 estimated ownership of common stock in the Combined Company by the "The Sellers" and the 24,413,208 shares attributable to the Series B and D Preferred stock and related warrants.

Response:

The Company respectfully advises the Staff that it has updated the disclosure on page 57 of Amendment No. 5 to the Cycurion [Pre-Merger] and Cycurion [Post-Merger] amounts.

3.	We note from your table on page 47 that there are 24,413,208 Series B and D Preferred stock and related warrants. Please reconcile this amount with your footnote that indicates this amount includes 6,000,000 shares of common stock underlying the Series B preferred stock (including 710,000 shares converted from 355 shares of Series B preferred stock at closing of the Business Combination), 6,666,667 shares of common stock underlying the Series D Preferred stock, 472,813 shares of common stock issued with the Series D Preferred stock, and 13,272,728 shares of common stock underlying warrants.

Response:

The Company respectfully advises the Staff that there are 26,412,208 Series B and D Preferred stock and related warrants and has updated the table on page 48 of Amendment No. 5. For more information, please also see the tables found on pages 18 and 86 and the disclosure found on page 55 of Amendment No. 5 and the table below.

	Preferred	Warrant	Stock to be Issued	Total
Series B Preferred (*)	6,000,000	6,000,000		12,000,000
Series D Preferred	6,666,667			6,666,667
Warrant A		6,666,667		6,666,667
Warrant B		606,061		606,061
Common Shares			472,813	472,813
	12,666,667	13,272,728	472,813	26,412,208

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 54

4.	We note your response to prior comment 7. Please explain how you calculated $14,139,026 of goodwill in connection with the business combination of SLG. Explain your consideration of including the "Elimination of receivables in Cycurion owing from SLG" in the estimated purchase consideration. Explain whether your calculation of goodwill excludes the payable to RCR. In this respect, we note from your response that the RCR transaction is being settled separately from the other preexisting business relationships.

Response:

The Company respectfully advises the Staff that goodwill has been updated in the document starting on page 57 of Amendment No. 5. Goodwill is calculated as follows, which more clearly shows how inter-company balances and payables to RCR are eliminated, which does not impact the calculation of goodwill, as these are offset by assets recorded in Western and Cycurion. The payables to RCR is settled by issuing Western shares, meaning that Western records due from SLG and SLG records due to Western, create new inter-company balances.

•	Consideration – $7,545,472.
•	Net assets – ($6,056,942) after eliminating inter-company balances.
•	Goodwill – $14,047,434.

Consideration	$7,545,472

Asset acquired
Cash	16,168
Accounts receivable, net	3,780,429
3,796,597
Labilities assumed
Accounts payable and accrued liabilities, net of $2.1 million payable to Cycurion and $2.1 million payable to RCR	(2,138,912)
Factoring liability	(2,581,163)
Loans payable and advances	(1,336,867)
(6,056,942)
Net assets	(2,260,345)

Elimination of inter-company balances
Elimination of receivables in Cycurion owing from SLG	2,132,172
Elimination of due from SLG (settlement of payable to RCR)	2,136,445
4,268,617
Total net assets	(6,528,962)

Goodwill	$14,074,434

(1)	Reconciliation of assumed accounts payable and accrued liabilities, net:

SLG accounts payable and accrued liabilities	$6,407,529
Less the amount owing to RCR settled by WAVS' common stock	(2,136,445)
Less amount owing to Cycurion	(2,132,172)
Net liabilities of SLG	$2,138,912

(2)	Elimination of inter-company balances:

•	Cycurion has a receivable owing from SLG, this is also eliminated on acquisition and is matching the payable eliminated for SLG.

•	On settlement of the amount owing to RCR, this settlement was paid by the common stock of WAVS. SLG now owes WAVS $2,136,445. This is being eliminated on the acquisition of SLG.

Proposal 1 - The Business Combination Proposal Background of the Business Combination, page 87

5.	Please disclose when and the reasons why the Merger Consideration Shares were increased from 9.5 million shares to 12 million shares.

Response:

The Company respectfully advises the Staff that it has updated its disclosure on pages 97-98 to disclose when and the reasons why the Merger Consideration Shares were increased from 9.5 million shares to 12 million shares.

From January 2024 to April 2024, the Company and Cycurion negotiated and exchanged drafts of the Business Combination Agreement, which, among other things, would amend the Business Combination Agreement to remove Section 9.1(d), which limits redemptions by public stockholders if such redemptions would result in the Company having net tangible assets that are less than $5,000,001. The purpose of the net asset test limitation was initially to ensure that the Company’s common stock would not be deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). Since the Company’s common stock and the Combined Company’s Common Stock would not be deemed to be a “penny stock,” because the Company otherwise is exempt from the provisions of Rule 419 promulgated under the Exchange Act, as such securities are or will be listed on a national securities exchange upon the closing, the Company presented the NTA Proposal in Amendment No. 4 to facilitate the consummation of the Business Combination. Both the Company and Cycurion reasonably believe, given the SLG Acquisition (as defined below), that the net tangible assets of Cycurion would qualify the Combined Company to be listed on a national securities exchange upon the closing of the Business Combination.

When the Company and Cycurion entered into the original Business Combination Agreement, the parties determined that the issuance or reservation for issuance of an aggregate of 9.5 million shares of Company capital stock (allocated among the then-issued and outstanding shares of capital stock of Cycurion, and diluted for conversions of Cycurion’s then-outstanding convertible obligations and exercises of Cycurion’s then-outstanding warrants) was fair for the respective stakeholders on each side of the proposed transaction. During the months thereafter, and due to the continuing series of delays in the consummation of the Business Combination, which exacerbated the continuing financial requirements for both parties, Cycurion (directly) and the Company (indirectly) engaged in certain dilutive financing transactions. Further, due to the continuing pre-consummation, and expected post-consummation, financial needs of the parties, and the current lack of funds in the Company’s treasury (as distinct from the parties’ earlier beliefs) all coalesced into further discussions between the parties to modify the prospective aggregate issuances by the Company of shares of its capital stock.

Further, on January 10, 2024, with reference to the SLG Term Sheet that had been amended on April 29, 2024 to extend the expiration of the term sheet and the transactions contemplated thereby to the soonest of: (i) closing of the transactions contemplated thereby, (ii) April 30, 2024, if the transactions contemplated thereby have not closed by then, (iii) Cycurion’s termination thereof, and (iv) the mutual termination by all of the parties thereto, Cycurion and SLG discussed an extension of the outside date of Cycurion’s acquisition of SLG (the “SLG Acquisition”) to September 30, 2024.

During the period between July 2024, and September 2024, representatives of the Company and Cycurion updated their expectations that the SLG Acquisition will close and their updated reasonable belief that the closing is expected to occur shortly after the consummation of the Business Combination.

After the series of financings and the SLG Acquisition discussions, in early August 2024, the Company and Cycurion formally agreed to increase the originally agreed Merger Consideration of 9.5 million shares to the updated 12 million shares to offset the increased dilution to the legacy Cycurion equity holders as result of the financings and the determination to close the SLG Acquisition.

By way of further explanation of the dilutive effect of the Series B and Series D preferred stock and warrant financings (the “Relevant Financings”):

•	Pre-Relevant Financings and with 9.5 million shares to be issued at the closing, the legacy Cycurion equity holders would have held approximately 37.9% of the resulting company on an otherwise fully diluted basis (but excluding the equity from the Relevant Financings).

•	Post-Relevant Financings and with 9.5 million shares to be issued at the closing, the legacy Cycurion equity holders would have held approximately 18.5% of the resulting company on a fully diluted basis (including the equity from the Relevant Financings).

•	Pre-Relevant Financings and with 12 million shares to be issued at closing, the legacy Cycurion equity holders would have held approximately 43.6% of the resulting company on an otherwise fully diluted basis (but excluding the equity from the Relevant Financings).

•	Post-Relevant Financings and with 12 million shares to be issued at closing, the legacy Cycurion equity holders would have held approximately 22.2% of the resulting company on a fully diluted basis (including the equity from the Relevant Financings).

As a result of the issuance of the additional 2.5 million shares (after taking into account the dilutive effects of the Relevant Financings), the legacy Cycurion equity holders will have offset the dilutive effects of the Relevant Financings and will have increased their fully diluted percentages by approximately 3.7% (22.2% - 18.5%). That increase is mitigated by the dilution resulting from the closing of the SLG Acquisition and the related RCR transaction.

Further, during the period between the date of the original Business Combination Agreement and the date on which the parties agreed to the increase in the prospective closing issuance from 9.5 million to 12 million shares of the Company’s capital stock, Cycurion’s business prospects have improved and its revenues have increased. Such increase, when coupled with the reasons set forth above, provided further comfort to the parties for the increase in the Merger Consideration.

As noted in the Amendment No. 4, “[c]hanges in the operations and prospects of Cycurion, its interim financing needs, and general market and economic conditions, and other factors upon which ValueScope’s opinion was based, may have significantly altered the value of Cycurion from the date of the ValueScope opinion. Accordingly, that opinion was not relied upon by Western’s Board and may not be relied upon by stockholders in deciding whether to approve the Business Combination. Western’s Board determined to approve the Amended and Restated Business Combination Agreement without a fairness opinion and based upon their own experience in evaluating acquisition opportunities.” With this background, the Company’s Board of Directors continues to acknowledge that the Company will no longer rely on the fairness opinion of ValueScope due to the age of the financial statements of Cycurion on which ValueScope relied, subsequent developments in Cycurion’s business, and the effect of the subsequent financing transactions. The Company’s Board of Directors continues to proceed without obtaining a new fairness opinion because of its collective experience in evaluating business combinations, the cost and potential delay of obtaining a new fairness opinion, the Company’s reduced stockholder base resulting from the substantial number of redemptions of shares of the Company’s common stock in the past 10 months, and the significant familiarity with Cycurion that had been developed over the period subsequent to the original Business Combination Agreement.

On August 16, 2024, Cycurion amended the SLG Term Sheet which, among other things, extended the outside date to December 31, 2024.

On August 16, 2024, Cycurion amended the RCR Term Sheet which, among other things, extended the outside date to December 31, 2024.

In October 2024, subsequent to the parties’ agreement to increase the issuance of the Company’s capital stock from 9.5 million to 12 million shares at the closing of the Business Combination, the parties agreed to a further increase to 15 million shares. This increase was in connection with certain additional issuances of the Company’s capital stock to non-legacy Cycurion equity holders related to the closing of the Business Combination. Such further issuance to the legacy Cycurion equity holders will offset the dilutive effects of those most recent additional issuances of the Company’s capital stock.

Information about Cycurion Company Overview, page 135

6.	We note your disclosure that you expect to close the transactions contemplated by the SLG Assignment Agreement during the second calendar quarter of 2024. Please revise to update the status of this agreement. To the extent that you have not completed your obligations under this agreement please file the SLG Assignment Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:

The Company respectfully advises the Staff that the SLG Term Sheet Amendment and the RCR Term Sheet Amendment have been filed as Exhibit 10.21c and 10.22b, respectively, and has updated its disclosure on pages 147-148, 158-159 and 171 of Amendment No. 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Cycurion Critical accounting policies and significant judgments and estimates, page 153

7.	We note your response to prior comment 12. Please clarify your disclosures on page 153 that state "The review of impairment consists of either using a qualitative approach to determine whether it is more likely than not that the fair value of the assets is less than their respective carrying values or a one-step qualitative impairment test." Disclose whether you believe the estimated fair values of your reporting units substantially exceed their carrying values.

Response:

The Company respectfully advises the Staff that the estimated fair value of goodwill substantially exceeds the carrying value and has updated its disclosure on pages 164-165 of Amendment No. 5.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at 310-740-0710 or counsel to the Company, Seward & Kissel LLP, at (212) 574-1200.

Sincerely,

WESTERN ACQUISITION VENTURES CORP.

By:	/s/ James Patrick McCormick
Name:	James Patrick McCormick
Title:	Chief Executive Officer

cc:	Keith J. Billotti Randolf W. Katz